TASEKO REPORTS 2017 FOURTH QUARTER AND
ANNUAL FINANCIAL RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

February 21, 2018, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the "Company") reports financial results for the fourth quarter and full year ending December 31, 2017.

Russell Hallbauer, President and CEO of Taseko, commented, “2017 was an excellent year for Taseko, demonstrated by the $211 million of cash flow from operations and $164 million of EBITDA for the year, with $32 million and $22 million, respectively, coming in the fourth quarter. Over the past three months, copper prices have averaged approximately US$3.15 per pound, which is 30% higher than where it was at the beginning of 2017. Additionally, molybdenum prices are 50% higher today over the same period and are now over US$12 per pound. Given this higher metal pricing environment, our financial performance is expected to continue into 2018, allowing us to invest in and advance our projects. I cannot stress enough how important it is to have a long life cash flowing asset, such as Gibraltar, as the foundation upon which to build a successful company.”

Mr. Hallbauer continued, “In addition to our financial successes in 2017, we achieved a number of important milestones during the year, on both corporate and operational levels. Our balance sheet was greatly strengthened after completing a new, long-term debt financing, Gibraltar had one of its strongest production years ever and we made significant strides forward on our Florence Copper project.”

“Our Florence Copper project has been advancing on-time and on budget. We now have nearly 80% of the test wellfield completed and construction crews broke ground on the SX/EW plant in January. Pre-leaching of the deposit and commissioning of the SX/EW plant are expected to begin in the third quarter, with first cathode production before the end of 2018. We will be evaluating the operating data from the wellfield while we complete permit amendments for the full scale production facility,” added Mr. Hallbauer.

“2017 was not without its challenges, the most significant being the major wildfires in the BC Cariboo region this past summer. During these wildfires, we maintained production with reduced operations personnel for a lengthy period and also had a complete shutdown of the mine for several days in July – this had an immediate impact on mine production but, more importantly, impacted our mine plan sequencing which has continued to affect production into the first quarter of 2018. Taking this into account, the first quarter will be similar to the fourth quarter in terms of grade and copper production. Looking beyond the first quarter, with higher stripping rates and transition into the new ore zone completed, copper grade will increase and we expect the average copper grade for 2018 to be in line with Gibraltar’s life of mine average grade.” concluded Mr. Hallbauer.

*Non-GAAP performance measure. See end of news release.

2017 Annual Highlights

  Earnings from mining operations before depletion and amortization* was $177.7 million, a significant increase over the $54.7 million in 2016 due to higher copper and molybdenum production, lower costs and stronger metal prices;

  The Company generated cash flows from operations of $211.1 million, up from $33.9 million in 2016;

  Higher throughput and grades in 2017 resulted in strong copper and molybdenum production of 141.2 million pounds and 2.6 million pounds (100% basis), an increase of 6% and 178%, respectively, over 2016;

  Net income for the year was $34.3 million, or $0.15 per share, and Adjusted net income* was $41.4 million, or $0.18 per share;

  The cash balance at the end of 2017 was $80.2 million, slightly lower than the end of 2016 as the Company used $72 million of cash to complete a refinancing and reduce long-term debt in June 2017;

  Site operating costs* were US$1.09 per pound produced, and Total operating costs (C1)* were US$1.43 per pound produced, reductions of 28% and 23%, respectively, over 2016 unit costs;

  In March the Company completed a US$33 million streaming agreement with Osisko Gold Royalties Ltd. for Taseko’s 75% share of payable silver production from the Gibraltar Mine;

  In April 2017, the Company announced that a new long-term agreement was ratified by its unionized employees at Gibraltar. The new agreement will be effective through May 31, 2021;

  In June 2017, the Company completed an offering of US$250 million aggregate principal amount of 8.75% senior secured notes due 2022. The Company used the net proceeds of the offering and $72 million of its existing cash balance to fund the redemption of its US$200 million senior notes due 2019 and to repay its senior secured credit facility (due March 2019) and the related copper call option;

  In July 2017, Gibraltar’s mining and milling operations were impacted by wildfires in the Cariboo region which limited our employees’ ability to travel to the mine site, due to restrictions on road access and evacuation orders in the region; and

  In September 2017, the Company announced that it had received all necessary state and federal permits to build and operate the Florence Copper Production Test Facility (“PTF”) in Arizona, and the Company’s board of directors had approved the construction of the PTF at an estimated cost of US$25 million.

Fourth Quarter 2017 Highlights

  Earnings from mining operations before depletion and amortization* was $32.7 million, compared to $46.6 million in the fourth quarter of 2016;

  Cash flow from operations was $31.9 million, a decrease from the same period in 2016 due to lower production and sales volumes;

*Non-GAAP performance measure. See end of news release.

Fourth Quarter 2017 Highlights - Continued

  Copper and molybdenum production in the fourth quarter was 25.5 million pounds and 0.5 million pounds, respectively, a decrease from previous quarters as a result of the anticipated lower grade mine feed combined with the increased use of lower grade ore stockpiles, a consequence of the summer wildfires;

  The increased use of stockpiled ore resulted in a non-cash inventory expense and additional depletion and amortization which reduced earnings from mining operations by $10.6 million in the fourth quarter of 2017;

  Site operating costs, net of by-product credits* were US$1.69 per pound produced and Total operating costs (C1)* were US$2.11 per pound produced. Spending in the quarter remained at a similar level as previous quarter but unit costs were impacted by the lower grades and production; and

  Total sales (100% basis) for the quarter were 32.0 million pounds of copper and 0.6 million pounds of molybdenum.

HIGHLIGHTS

	Year ended			Three Months Ended
Financial Data	December 31,			December 31,
(Cdn$ in thousands, except for per share amounts)	2017	2016	Change	2017	2016	Change
Revenues	378,299	263,865	114,434	95,408	94,628	780
Earnings from mining operations before depletion
and amortization*	177,716	54,715	123,001	32,696	46,617	(13,921)
Earnings (loss) from mining operations	129,994	1,776	128,218	18,135	37,393	(19,258)
Net income (loss)	34,262	(31,396)	65,658	(7,600)	5,113	(12,713)
Per share - basic (“EPS”)	0.15	(0.14)	0.29	(0.03)	0.02	(0.05)
Adjusted net income (loss)*	41,420	(31,860)	73,280	(1,544)	16,404	(17,948)
Per share - basic (“adjusted EPS”)*	0.18	(0.14)	0.32	(0.01)	0.07	(0.08)
EBITDA*	163,757	39,520	124,237	22,350	32,312	(9,962)
Adjusted EBITDA*	161,749	41,628	120,121	28,639	44,477	(15,838)
Cash flows provided by operations	211,079	33,853	177,226	31,899	49,663	(17,764)

	Year ended			Three Months Ended
Operating Data (Gibraltar - 100% basis)	December 31,			December 31,
	2017	2016	Change	2017	2016	Change
Tons mined (millions)	93.1	87.6	5.5	26.9	18.5	8.4
Tons milled (millions)	29.8	29.5	0.3	7.9	7.3	0.6
Production (million pounds Cu)	141.2	133.3	7.9	25.5	40.7	(15.2)
Sales (million pounds Cu)	143.7	131.1	12.6	32.0	40.4	(8.4)

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating Data (100% basis)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	YE 2017	YE 2016
Tons mined (millions)	26.9	23.3	21.1	21.8	18.5	93.1	87.6
Tons milled (millions)	7.9	7.2	7.5	7.3	7.3	29.8	29.5
Strip ratio	4.9	4.1	2.8	2.4	1.1	3.4	1.5
Site operating cost per ton milled (CAD$) **	$7.68	$5.93	$7.67	$8.59	$9.13	$7.48	$9.47
Copper concentrate
Grade (%)	0.209	0.284	0.309	0.328	0.319	0.281	0.264
Recovery (%)	77.5	86.1	85.2	85.9	87.0	84.1	85.5
Production (million pounds Cu)	25.5	35.1	39.4	41.3	40.7	141.2	133.2
Sales (million pounds Cu)	32.0	30.2	40.7	40.8	40.4	143.7	131.1
Inventory (million pounds Cu)	2.7	9.3	4.6	5.9	5.6	2.7	5.6
Molybdenum concentrate
Production (thousand pounds Mo)	537	445	789	866	764	2,637	949
Sales (thousand pounds Mo)	589	403	794	859	798	2,645	903
Per unit data (US$ per pound)*
Site operating costs*	$1.86	$0.97	$1.08	$1.15	$1.23	$1.22	$1.58
By-product credits*	(0.17)	(0.09)	(0.11)	(0.15)	(0.11)	(0.13)	(0.06)
Site operating, net of by-product credits*	$1.69	$0.88	$0.97	$1.00	$1.12	$1.09	$1.52
Off-property costs	0.42	0.30	0.34	0.33	0.36	0.34	0.33
Total operating costs (C1)*	$2.11	$1.18	$1.31	$1.33	$1.48	$1.43	$1.85

OPERATIONS ANALYSIS

Full-year results

Gibraltar’s copper production in 2017 was 141.2 million pounds, a 6% increase over 2016 due to higher average head grades and increased mill throughput. Mining and milling operations in July and August were impacted by wildfires in the Cariboo region which limited our employees’ ability to travel to the mine site, resulting in reduced mine and mill production for periods of time as well as a complete mine shutdown for several days.

A total of 93.1 million tons were mined in the year at a strip ratio of 3.4 to 1. Waste stripping costs of $69.0 million (75% basis) were capitalized in 2017, an increase over the $9.2 million capitalized in 2016, as a new pushback in the Granite pit was initiated in the current year. Approximately 8.5 million tons of ore were drawn from ore stockpiles during the year.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS – CONTINUED

Site operating costs per pound* for the year were US$1.22 per pound of copper produced, a 23% reduction from 2016, primarily due to the higher copper production and increased capitalization of stripping costs in 2017.

Molybdenum production for 2017 was approximately 2.6 million pounds, resulting in by-product credits per pound produced* of US $0.13, an increase from US$0.06 in the prior year.

Off property costs per pound produced* were US$0.34 per pound of copper produced, consistent with US$0.33 per pound produced in 2016. Long-term contracts for treatment and refining costs and ocean freight were completed in 2016.

Total operating costs (C1)* decreased to US$1.43 per pound for the year, compared to US$1.85 per pound in 2016.

Fourth quarter results

Fourth quarter copper production at Gibraltar was 25.5 million pounds, lower than the previous quarters in 2017 as a result of reduced head grades. Although a reduction in head grade was expected in the mine plan, head grade was further affected by reduced waste stripping in the third quarter as a result of the summer wildfires in the Cariboo region whereby more mill feed came from the stockpile than planned. Copper head grade at Gibraltar was 0.209% in the fourth quarter. The low head grades and some oxidation from stockpile also impacted copper recoveries which averaged 78% for the period.

A total of 26.9 million tons were mined during the quarter at a strip ratio of 4.9 to 1. Waste stripping costs of $17.5 million (75% basis) were capitalized in the quarter related to the new pushback in the Granite pit. Approximately 4.3 million tons of ore were drawn from the ore stockpile in the fourth quarter.

Site operating cost per ton milled* was $7.68 in the fourth quarter of 2017, which is higher than the third quarter primarily due to the decreased capitalization of stripping costs.

Site operating costs per pound produced* increased to US$1.86 in the fourth quarter of 2017 from US$0.97 in the third quarter of 2017. The increase is due to the lower copper production and lower capitalized stripping costs during the fourth quarter. A total of 0.6 million pounds of molybdenum were sold resulting in by-product credits per pound produced* of US$0.17 in the fourth quarter.

Off-property costs per pound produced* were US$0.42 for the fourth quarter of 2017 compared to the prior quarter off-property costs of US$0.30. The increase is due to the higher sales volumes, as treatment and refining and ocean freight costs are recognized at the time of sale.

Total operating costs (C1) per pound* increased to US$2.11, a 79% increase from the third quarter of 2017.

Health and Safety Milestones

Health and safety have always been a high-level commitment for Taseko, Gibraltar, and Florence management. Taseko is committed to operational practices that result in improved efficiencies, safety performance and occupational health. Nothing is more important to the Company than the safety, health and well-being of our workers and their families.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS – CONTINUED

Gibraltar’s 2017 loss time frequency was 0.59 per one million man hours worked, below the British Columbia mining industry average of 1.06.

In February 2017, the Province of British Columbia Ministry of Energy and Mines awarded Gibraltar with the 2016 John Ash award at the 55th Annual Mine Safety Awards held in Victoria, BC, for the third year in a row. This prestigious award goes to the mining operation in British Columbia that has worked at least one million hours during the year with the lowest injury-frequency rate.

As site activities ramp up at the Florence PTF we are pleased to report that there were no lost time accidents in 2017.

GIBRALTAR OUTLOOK

During the summer wildfires, the Gibraltar Mine maintained production with reduced operations personnel for a lengthy period and also had a complete shutdown for several days in July. This had an immediate impact on mine production but, more importantly, impacted mine plan sequencing which has continued to affect copper production into the first quarter of 2018. Taking this into account, head grades and copper production in the first quarter of 2018 will be similar to the fourth quarter of 2017. Looking beyond the first quarter, with the higher stripping rates and the transition into the new ore zone completed, copper grade will increase and we expect the average copper grade for 2018 to be in line with Gibraltar’s life of mine average grade.

Copper markets have shown continued strength in early 2018 with prices rising to US$3.19 per pound as of February 20, 2018. Molybdenum prices have also continued to strengthen in the first quarter of 2018, increasing to US$12.33 per pound as of February 20, 2018, which is 40% higher than the average molybdenum price in the fourth quarter of 2017. The Company continues to review engineering plans for a potential mill expansion at Gibraltar.

The Company is pursuing an insurance claim related to the Cariboo region wildfires in July 2017. The amount of the claim cannot be determined at this time, but could be in the range of $3 to $10 million.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our project focus is currently on the development of the Florence Copper Project where we incurred expenditures of $15.2 million in 2017 (2016 - $5.0 million). We also spent $1.7 million on the Aley Niobium project in 2017 (2016 - $0.8 million) and $1.7 million on the New Prosperity project (2016 - $1.7 million). Taseko will continue to take a prudent approach to spending on development projects.

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS – CONTINUED

Florence Copper Project

In January 2017, the Company announced that completed technical work on the Florence property has resulted in a significant improvement in project economics. The NI 43-101 technical report documenting these results was filed on www.sedar.com on February 28, 2017.

Florence Copper Technical Report Highlights:

  Pre-tax net present value of US$920 million at a 7.5% discount rate;
  Post-tax net present value of US$680 million* at a 7.5% discount rate;
  Pre-tax internal rate of return of 44% with a 2.3 year payback;
  Operating costs of US$1.10 per pound LME grade cathode copper;
  Total life of mine production in excess of 1.7 billion pounds of copper;
  Average annual production of 81 million pounds of copper for the life of mine;
  21 year mine life;
  Total pre-production capital cost of US$200 million; and
  Long-term copper price of US$3.00 per pound.

*The Company expects that the reduced US corporate income tax rates, announced in December 2017, will have a significant positive impact on the project’s post-tax net present value.

In September 2017, the Company announced that it has now received all necessary state and federal permits to build and operate the Production Test Facility (“PTF”) and is moving forward with construction of the PTF at an estimated cost of US$25 million. PTF construction expenditures in the fourth quarter of 2017 were $5.3 million. The PTF will include a well field comprised of thirteen commercial scale production wells, numerous monitoring, observation and point of compliance wells, and an integrated SX/EW plant. The PTF is expected to be operational in the latter half of 2018.

Aley Niobium Project

In 2014, the Company filed an NI43-101 technical report for the Aley Niobium Project. Further engineering and metallurgical testwork has been completed since then which is expected to result in improved project economics. Environmental monitoring on the project continues and a number of product marketing initiatives are underway.

The Company will host a telephone conference call and live webcast on Thursday, February 22, 2018 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until March 1, 2018 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 1099316.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property

	Three months ended			Year ended
		December 31,	December 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2017	2016	2017	2016
Cost of sales	77,273	57,235	248,305	262,089
Less:
Depletion and amortization	(14,561)	(9,224)	(47,722)	(52,939)
Net change in inventories of finished goods	(5,392)	(3,679)	302	272
Net change in inventories of ore stockpiles	(8,006)	11,261	(14,266)	16,466
Transportation costs	(4,074)	(5,358)	(19,281)	(16,507)
Site operating costs	45,240	50,235	167,338	209,381
Less by-product credits:
Molybdenum, net of treatment costs	(4,016)	(3,689)	(16,883)	(4,400)
Silver, excluding amortization of deferred revenue	(173)	(1,018)	(810)	(3,988)
Site operating costs, net of by-product credits	41,051	45,528	149,645	200,993
Total copper produced (thousand pounds)	19,094	30,512	105,874	99,938
Total costs per pound produced	2.15	1.49	1.41	2.01
Average exchange rate for the period (CAD/USD)	1.27	1.33	1.30	1.32
Site operating costs, net of by-product credits (US$ per pound)	1.69	1.12	1.09	1.52
Site operating costs, net of by-product credits	41,051	45,528	149,645	200,993
Add off-property costs:
Treatment and refining costs of copper concentrate	6,172	9,454	28,072	27,924
Transportation costs	4,074	5,358	19,281	16,507
Total operating costs	51,297	60,340	196,998	245,424
Total operating costs (C1) (US$ per pound)	2.11	1.48	1.43	1.85

costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Write-down of mine equipment;
  Write-down of investment;
  Unrealized gain/loss on copper put options;
  Loss on settlement of long-term debt;
  Gain/loss on copper call option; and
  Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2017	2016	2017	2016
Net income (loss)	(7,600)	5,113	34,262	(31,396)
Unrealized foreign exchange (gain) loss	1,541	8,802	(17,684)	(7,785)
Write-down of mine equipment	-	-	3,551	-
Write-down of investment	3,850	-	3,850	-
Unrealized loss on copper put options	898	477	1,970	1,044
Loss on settlement of long-term debt	-	-	13,102	-
Loss on copper call option	-	2,886	6,305	3,360
Other non-recurring expenses*	-	-	-	5,489
Estimated tax effect of adjustments	(233)	(874)	(3,936)	(2,572)
Adjusted net income (loss)	(1,544)	16,404	41,420	(31,860)
Adjusted EPS	(0.01)	0.07	0.18	(0.14)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized foreign exchange gains/losses;
  Write-down of mine equipment;
  Write-down of investment;
  Unrealized gain/loss on copper put options;
  Gain/loss on copper call option; and
  Non-recurring transactions.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the

	Three months ended			Year ended
		December 31,		December 31,
($ in thousands)	2017	2016	2017	2016
Net income (loss)	(7,600)	5,113	34,262	(31,396)
Add:
Depletion and amortization	14,561	9,225	47,722	53,024
Share-based compensation expense	1,321	1,382	7,100	3,682
Finance expense	8,692	8,028	46,430	30,007
Finance (income) loss	269	(297)	(935)	(1,084)
Income tax (recovery) expense	5,107	8,861	29,178	(14,713)
EBITDA	22,350	32,312	163,757	39,520
Adjustments:
Unrealized foreign exchange (gain) loss	1,541	8,802	(17,684)	(7,785)
Write-down of mine equipment	-	-	3,551	-
Write-down of investment	3,850	-	3,850	-
Unrealized loss on copper put option	898	477	1,970	1,044
Loss on copper call option	-	2,886	6,305	3,360
Other non-recurring expenses*	-	-	-	5,489
Adjusted EBITDA	28,639	44,477	161,749	41,628

Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended			Year ended
		December 31,		December 31,
(Cdn$ in thousands)	2017	2016	2017	2016
Earnings from mining operations	18,135	37,393	129,994	1,776
Add:
Depletion and amortization	14,561	9,224	47,722	52,939
Earnings from mining operations before depletion and amortization	32,696	46,617	177,716	54,715

Site operating costs per ton milled

	Three months ended			Year ended
		December 31,		December 31,
(Cdn$ in thousands, except per ton milled amounts)	2017	2016	2017	2016
Site operating costs (included in cost of sales)	45,240	50,235	167,338	209,381

Tons milled (thousands) (75% basis)	5,887	5,504	22,367	22,115
Site operating costs per ton milled	$7.68	$9.13	$7.48	$9.47

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.